# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Envoy Medical, Inc., CIK 0001840877
CUSIP: 29415V117
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 4875 WHITE BEAR PARKWAY, 4875 WHITE BEAR PARKWAY, WHITE BEAR LAKE, Minnesota (MN), 55110
Date of event which requires filing of this statement: 08/10/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001094891-25-000020
Filed by CIK 0001896206

## Reporting persons
- Alta Partners LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 2,054,011; shared voting power 0; sole dispositive power 2,054,011; shared dispositive power 0; aggregate amount beneficially owned 2,054,011 (2.6% of the class)

## Item 1. Issuer
Name of issuer: Envoy Medical, Inc.
Address of issuer's principal executive offices: 4875 WHITE BEAR PARKWAY, 4875 WHITE BEAR PARKWAY, WHITE BEAR LAKE, MINNESOTA, 55110.

## Item 2. Person Filing
Name of person filing: Alta Partners LLC
Address of principal business office or, if none, residence:
1205 Franklin Avenue
Garden City, New York 11530
Citizenship: New York Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,054,011 shares of Class A common stock, representing shares issuable upon exercise of warrants
Percent of class: 2.59%
Sole power to vote or to direct the vote: 2,054,011 shares of Class A common stock
Shared power to vote or to direct the vote: 0 shares of Class A common stock
Sole power to dispose or to direct the disposition: 2,054,011 shares of Class A common stock
Shared power to dispose or to direct the disposition: 0 shares of Class A common stock

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Alta Partners LLC: /s/ Steven Cohen, Steven Cohen, Managing Member (09/14/2026)